Exhibit 99.1

NEWS RELEASE

YAMANA GOLD FIRST QUARTER FINANCIAL RESULTS RELEASE
NOTIFICATION AND CONFERENCE CALL

TORONTO, ONTARIO, APRIL 16, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) announces that as indicated in its press release dated April 9, 2008, first quarter 2008 financial results will be released after market close on May 7, 2008. A conference call and audio webcast has been scheduled for May 8, 2008 at 11:00 a.m. E.T. to discuss the results.

Conference Call Information:

Toll Free (North America):	866-540-8136
International:	+1 416-340-8010
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call (North America):	800-408-3053 Passcode 3259169#
Replay Call:	+1 416-695-5800 Passcode 3259169#

The conference call replay will be available from 1:00 p.m. EST on May 8, 2008 until 11:59 p.m. E.T. on May 22, 2008.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to our strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” “estimate,” “budget,” “target,” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), prices for sulphuric acid and currency exchange rates (such as the Brazilian Real versus the US dollar), changes in any of the Company’s hedging programs, changes in accounting policies, changes in the Company’s corporate resources  changes in project parameters, changes in project development and production timeframes, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, successful completion and operation of the ore pass at Gualcamayo, availability of a local market for the sale of sulphuric acid, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements.  The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented and the Company’s strategic plans and objectives and may not be appropriate for other purposes.

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